Nuala M. King

SVP & Corporate Controller

1550 Peachtree St, N.W.

Atlanta, GA 30309

(404) 885-8440

Fax (404) 885-8087

nuala.king@equifax.com

January 15, 2014

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

RE:	Equifax Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 22, 2013
Response dated November 6, 2013
File No. 001-06605

Dear Mr. Spirgel:

We have reviewed the comment letter dated January 2, 2014 from the staff of the Securities and Exchange Commission related to the above-mentioned filing by Equifax Inc. We request a further extension in providing a response. We plan to file our response to your comment letter by January 30, 2014.

Please direct any questions or comments to me at (404) 885-8440 or via email at nuala.king@equifax.com.

Sincerely,

/s/ Nuala M. King

Nuala M. King

Senior Vice President and Corporate Controller

cc:	Richard F. Smith, Chairman and Chief Executive Officer
Lee Adrean, Corporate Vice President and Chief Financial Officer
John J. Kelley III, Corporate Vice President and Chief Legal Officer
Joseph A. King, Ernst & Young LLP